NEWS RELEASE INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES SUCCESSFUL PRICING OF €500,000,000 OF SENIOR SECURED NOTES DUE 2030 AND NOTICE OF REDEMPTION OF ALL ITS 6.500% SENIOR SECURED NOTES DUE 2025 LONDON – September 11, 2024 – International Game Technology PLC (NYSE:IGT) ("IGT") today announced the successful pricing of €500,000,000 4.250% Senior Secured Notes due 2030 to be issued by IGT Lottery Holdings B.V., a wholly-owned subsidiary of IGT, and to be guaranteed on a senior basis by IGT and certain of its wholly-owned subsidiaries (the "Notes"). Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin. Settlement of the Notes is subject to customary market and closing conditions and is expected to occur on September 18, 2024. IGT intends to use the proceeds from the sale of the Notes to redeem the $499,999,000 of IGT's 6.500% Senior Secured Notes due February 15, 2025 (Rule 144A: ISIN/CUSIP US460599AC74/460599AC7 and Regulation S: ISIN/CUSIP USG4863AAC20/G4863AAC2) (the "6.500% Notes due 2025") outstanding in full at par on September 24, 2024 (the "Redemption"), to pay certain debt issuance costs incurred in connection with the Notes and for general corporate purposes. The Redemption is conditioned on IGT's receipt of at least €500,000,000 in gross proceeds from the sale of the Notes. A conditional notice of the Redemption will be sent to all registered holders of the 6.500% Notes due 2025. The Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States without registration under the Securities Act or pursuant to an applicable exemption from such registration. The Notes are being offered and sold only (i) in the United States to qualified institutional buyers in accordance with Rule 144A under the Securities Act and (ii) outside the United States to non- U.S. persons in accordance with Regulation S under the Securities Act. This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any security, nor shall there be any sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Neither the content of IGT's website nor any website accessible by hyperlinks on IGT's website is incorporated in, or forms part of, this news release. The distribution of this news release into certain jurisdictions may be restricted by law. Persons into whose possession this news release comes should inform themselves about and observe

-2- any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. In member states of the European Economic Area, this news release (and any offer of the securities referred to herein if made subsequently) is only addressed to and directed at persons who are "qualified investors" within the meaning of Article 2(e) of Regulation (EU) 2017/1129. The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with qualified investors. This news release should not be acted upon or relied upon in any member state of the EEA by persons who are not qualified investors. MiFID II professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA. In the United Kingdom, this news release (and any offer of the securities referred to herein if made subsequently) is only addressed to and directed at persons who are "qualified investors" as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018. The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with qualified investors. This news release should not be acted upon or relied upon in the UK by persons who are not qualified investors. UK MiFIR professionals/ECPs-only / No UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as not available to retail in UK. The communication of this news release and any other documents or materials relating thereto is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the "FSMA"). Accordingly, such documents or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This news release is for distribution only to persons (i) who have professional experience in matters relating to investments (being investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order")), (ii) falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Promotion Order, (iii) who are outside the United Kingdom, or (iv) to whom an invitation or inducement to engage in investment activity within the meaning of Section 21 of the FSMA in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated. This news release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this news release relates is available only to such persons and will be engaged in only with such persons. About IGT IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated businesses, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content,

-3- substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.igt.com. Cautionary Statement Regarding Forward-Looking Statements This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, transactions, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2023 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of the Company for the current or any future financial years will necessarily match or exceed the historical published financial performance of the Company, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Contacts Phil O'Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452 Francesco Luti, Italian media inquiries, +39 06 5189 9184 James Hurley, Investor Relations, +1 (401) 392-7190